September 28, 2011

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On July 20, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Altegris Futures Evolution Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 283 to its registration statement under the Securities Act of 1933 on Form N-1A.  On September 27, 2011, you provided an oral comment with respect to the Fund.  Please find below the Registrant's responses to the comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

PROSPECTUS: SUMMARY PORTION

Comment.  In the footnotes to the portion of the table entitled "SHAREHOLDER FEES," please remove footnote number 1 that states "The Fund's transfer agent charges a $15 wire fee for redemptions sent by wire transfer."  This fee is described adequately in later portions of the prospectus and is not a mandatory summary portion disclosure

Response.  The Registrant has made the requested deletion and renumbered the remaining footnotes accordingly.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser